UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 27, 2007	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM BOARD EXTENDS CONTRACT TERM FOR ITS

CHIEF EXECUTIVE OFFICER ALEXANDER IZOSIMOV

Moscow and New York (December 27, 2007) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced that the VimpelCom Board of Directors unanimously agreed to extend Alexander Izosimov’s contract term as Chief Executive Officer until January 1, 2010. Mr. Izosimov has accepted.

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the extension of Alexander Izosimov’s contract term as Chief Executive Officer of the Company until January 1, 2010. There can be no assurance that Mr. Izosimov’s contract term as CEO will not be terminated prior to January 1, 2010 by either the Board of the Company or by Mr. Izosimov. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:
Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom	Financial Dynamics
Tel: 7(495) 910-5977	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com